

No Act

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549



DIVISION OF
CORPORATION FINANCE



13000314

January 30, 2013

PE 12/18/2012

Act: 1934
Section: 14a-8
Rule: 14a-8
Public
Availability: 1/30/13

Ronald O. Mueller
Gibson, Dunn & Crutcher LLP
shareholderproposals@gibsondunn.com

Re: General Electric Company
Incoming letter dated December 18, 2012

Dear Mr. Mueller:

This is in response to your letter dated December 18, 2012 concerning the shareholder proposal submitted to GE by Dennis W. Rocheleau. We also have received a letter from the proponent dated January 17, 2013. Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Ted Yu
Senior Special Counsel

Enclosure

cc: Dennis W. Rocheleau

*** FISMA & OMB Memorandum M-07-16 ***

January 30, 2013

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: General Electric Company
Incoming letter dated December 18, 2012

The proposal requests that the board take the necessary steps to adopt procedures that mandate that, effective 6/1/2013, no current independent director initially elected to the board after 1997, but prior to 2014, shall be eligible for re-nomination and re-election after he or she has completed 15 years of board service.

We are unable to concur in your view that GE may exclude the proposal under rule 14a-8(i)(8). Accordingly, we do not believe that GE may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(8).

Sincerely,

Adam F. Turk
Attorney-Adviser

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

RECEIVED

2013 JAN 23 PM 4:32

OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

January 17, 2013

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Ladies and Gentlemen:

This letter is in response to Gibson, Dunn & Crutcher LLP's correspondence to you dated December 18, 2012, which did not arrive at my residence in readable condition until early January 2013. Pursuant to your Rule 14a-8(k) and SLB 14D, I am furnishing a copy of this letter to Ronald O. Mueller, Esq. of Gibson, Dunn & Crutcher. Where they were prolix, I will try to be succinct.

My concern about the quality of corporate governance at General Electric is deeply felt and well known. Mr. Mueller's selective[1] and fraught recitation of the history of my activities in that cause is generally accurate...with a few mischaracterizations and errors that advance his narrative. What his review fails to acknowledge is that my daughter Lauren ultimately succeeded in persuading General Electric to change its perverted interpretation of its bylaw regarding a Director's resignation to conform with the position I initially advocated. That took several years and the expenditure of thousands of dollars by me.

I mention that to underscore the notion that I am a serious, thoughtful, adaptive and persistent advocate for improved Board processes and procedures of a common sense nature. For its part, the Company and its counsel appear to me to be reflexively, if creatively, resistant. That is apparently their right, but why you should abet them in their efforts is perplexing to me and other individual shareowners.

My current proposal for term limits for Directors is the product of a long, evolutionary thought process. People can and do change their opinions or views on governance issues; as I noted above, the Company did. And so have I. The language I employed in my proposal was carefully crafted not to single out Director Fudge or Director Jung...or any other Director...but to balance many factors in a complex equation: Board collegiality, age, relevant experience and expertise, diversity, global vision, innovative thinking, etc. I harbor no "animus" toward Director Fudge or Director Jung...although I, and many other

[1] You might wonder why my comments at the 2009 Annual Meeting are not cited by Gibson, Dunn & Crutcher. Possible answer: because I spoke favorably about the Company's leadership in the face of scathing personal attacks by other shareowners enraged by a dividend cut and a dramatic decline in share price.

GE shareowners, may not particularly favor them. Moreover, other Directors, e.g. Ms. Hockfield and Mr. Beattie have also been impacted by the change in resignation policy I advocated and other Directors will quite obviously be affected by this proposal in the future. But we have to start somewhere. This is not a personal vendetta that targets any individual Director. I will stipulate that Director Fudge and Director Jung have accomplished much in the business world. What my proposal represents is simply an earnest effort to enhance corporate governance in a seriously underperforming major corporation (see attached Exhibit A from GE's most recent Annual Report).

Because Gibson, Dunn & Crutcher asserts something does not make it true. My proposal is not merely "facially neutral" on initial reading; <u>IT IS NEUTRAL RATHER THAN PERSONAL THROUGH AND THROUGH</u>. Accordingly it ought to be presented to all shareowners for their evaluation. Finally, (and contrary to Gibson, Dunn & Crutcher's claim on page 10, Section IV (A) of their letter), although I did in 2008 <u>raise</u> some concerns in the course of an accurate statement of the salient facts, I most certainly did not "field" several complaints about Director Fudge.

Thank you for considering my views and comments. If you have any questions or require a clarification of my position, do not hesitate to contact me in writing at the address below or call me on *** FISMA & OMB Memorandum M-07-16 ***

Sincerely,



Dennis W. Rocheleau

*** FISMA & OMB Memorandum M-07-16 ***

c. R.O. Mueller, Esq.

EXHIBIT A

however, as the total amount of cash and equivalents at any point in time may be different than the amount that could practically be applied to reduce outstanding debt, and it may not be advantageous or practical to replace certain long-term debt with equity. In the first quarter of 2009, GE made a $9.5 billion payment to GECS (of which $8.8 billion was further contributed to GECC through capital contribution and share issuance). Despite these potential limitations, we believe that this measure, considered along with the corresponding GAAP measure, provides investors with additional information that may be more comparable to other financial institutions and businesses.

GE Capital Ending Net Investment (ENI), Excluding Cash and Equivalents

(In billions)	December 31, 2011	January 1, 2010[a]
GECC total assets	$553.7	$653.6
Less assets of discontinued operations	1.1	15.1
Less non-interest bearing liabilities	32.3	50.3
GE Capital ENI	520.3	588.2
Less cash and equivalents	75.7	61.9
GE Capital ENI, excluding cash and equivalents	$444.6	$526.3

(a) As originally reported.

We use ENI to measure the size of our GE Capital segment. We believe that this measure is a useful indicator of the capital (debt or equity) required to fund a business as it adjusts for non-interest bearing current liabilities generated in the normal course of business that do not require a capital outlay. We also believe that by excluding cash and equivalents, we provide a meaningful measure of assets requiring capital to fund our GE Capital segment, as a substantial amount of this cash and equivalents resulted from debt issuances to pre-fund future debt maturities and will not be used to fund additional assets. Providing this measure will help investors measure how we are performing against our previously communicated goal to reduce the size of our financial services segment.

GE Pre-Tax Earnings from Continuing Operations, Excluding GECS Earnings from Continuing Operations and the Corresponding Effective Tax Rates

(Dollars in millions)	2011	2010	2009
GE earnings from continuing operations before income taxes	$19,078	$15,060	$13,730
Less GECS earnings from continuing operations	6,432	3,023	1,177
Total	$12,646	$12,037	$12,553
GE provision for income taxes	$ 4,839	$ 2,024	$ 2,739
GE effective tax rate, excluding GECS earnings	38.3%	16.8%	21.8%

Reconciliation of U.S. Federal Statutory Income Tax Rate to GE Effective Tax Rate, Excluding GECS Earnings

	2011	2010	2009
U.S. federal statutory income tax rate	35.0%	35.0%	35.0%
Reduction in rate resulting from			
Tax on global activities including exports	(7.9)	(13.5)	(12.0)
U.S. business credits	(2.3)	(2.8)	(1.1)
NBCU gain	14.9	—	—
All other—net	(1.4)	(1.9)	(0.1)
	3.3	(18.2)	(13.2)
GE effective tax rate, excluding GECS earnings	38.3%	16.8%	21.8%

We believe that the GE effective tax rate is best analyzed in relation to GE earnings before income taxes excluding the GECS net earnings from continuing operations, as GE tax expense does not include taxes on GECS earnings. Management believes that in addition to the Consolidated and GECS tax rates shown in Note 14, this supplemental measure provides investors with useful information as it presents the GE effective tax rate that can be used in comparing the GE results to other non-financial services businesses.

Five-year Financial Performance Graph: 2007–2011

COMPARISON OF FIVE-YEAR CUMULATIVE RETURN AMONG GE, S&P 500 AND DOW JONES INDUSTRIAL AVERAGE

The annual changes for the five-year period shown in the graph on this page are based on the assumption that $100 had been invested in GE stock, the Standard & Poor's 500 Stock Index (S&P 500) and the Dow Jones Industrial Average (DJIA) on December 31, 2006, and that all quarterly dividends were reinvested. The total cumulative dollar returns shown on the graph represent the value that such investments would have had on December 31, 2011.

FIVE-YEAR FINANCIAL PERFORMANCE (In dollars)


2006
2007
2008
2009
2010
2011
100
103
47
46
57
58
GE
S&P 500
DJIA

	2006	2007	2008	2009	2010	2011
GE	$100	$103	$47	$46	$ 57	$ 58
S&P 500	100	105	66	84	97	99
DJIA	100	109	74	91	104	112

GIBSON DUNN

Gibson, Dunn & Crutcher LLP
1050 Connecticut Avenue, N.W.
Washington, DC 20036-5306
Tel 202.955.8500
www.gibsondunn.com

Ronald O. Mueller
Direct: +1 202.955.8671
Fax: +1 202.530.9569
RMueller@gibsondunn.com

Client: 32016-00092

December 18, 2012

VIA E-MAIL

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: *General Electric Company*
Shareowner Proposal of Dennis W. Rocheleau
Securities Exchange Act of 1934—Rule 14a-8

Ladies and Gentlemen:

This letter is to inform you that our client, General Electric Company (the "Company"), intends to omit from its proxy statement and form of proxy for its 2013 Annual Meeting of Shareowners (collectively, the "2013 Proxy Materials") a shareowner proposal (the "Proposal") and statements in support thereof received from Dennis W. Rocheleau (the "Proponent").

Pursuant to Rule 14a-8(j), we have:

- filed this letter with the Securities and Exchange Commission (the "Commission") no later than eighty (80) calendar days before the Company intends to file its definitive 2013 Proxy Materials with the Commission; and
- concurrently sent copies of this correspondence to the Proponent.

Rule 14a-8(k) and Staff Legal Bulletin No. 14D (Nov. 7, 2008) ("SLB 14D") provide that shareowner proponents are required to send companies a copy of any correspondence that the proponents elect to submit to the Commission or the staff of the Division of Corporation Finance (the "Staff"). Accordingly, we are taking this opportunity to inform the Proponent that if the Proponent elects to submit additional correspondence to the Commission or the Staff with respect to this Proposal, a copy of that correspondence should be furnished concurrently to the undersigned on behalf of the Company pursuant to Rule 14a-8(k) and SLB 14D.

Gibson, Dunn & Crutcher LLP
1050 Connecticut Avenue, N.W.
Washington, DC 20036-5306
Tel 202.955.8500
www.gibsondunn.com

THE PROPOSAL

The Proposal states:

> Resolved: That the stockholders of General Electric, assembled in annual meeting in person and by proxy, hereby request the Board of Directors to take the necessary steps to adopt procedures that mandate that, effective 6/1/13, no current independent director initially elected to the board after 1997, but prior to 2014, shall be eligible for re-nomination and re-election after he or she has completed 15 years of board service. Those same procedures shall provide that any independent director initially elected to the board in 2014 or thereafter shall be ineligible for re-nomination and re-election after 10 years of board service.

A copy of the Proposal, as well as related correspondence with the Proponent, is attached to this letter as Exhibit A.

BASIS FOR EXCLUSION

We hereby respectfully request that the Staff concur in our view that the Proposal may properly be excluded from the 2013 Proxy Materials pursuant to Rule 14a-8(i)(8)(iii) because the Proposal questions the competence, business judgment, or character of one or more nominees or directors.

ANALYSIS

I. Background – Rule 14a-8(i)(8) And The Company's Board Of Directors.

The Proposal is excludable pursuant to Rule 14a-8(i)(8), which permits the exclusion of shareowner proposals that "(i) [w]ould disqualify a nominee who is standing for election; (ii) [w]ould remove a director from office before his or her term expired; (iii) [q]uestions the competence, business judgment, or character of one or more nominees or directors; (iv) [s]eeks to include a specific individual in the company's proxy materials for election to the board of directors; or (v) [o]therwise could affect the outcome of the upcoming election of directors." The purpose of the exclusion is to ensure that the shareowner proposal process is not used to circumvent more elaborate rules governing election contests. As the Commission has stated, "the principal purpose of this grounds for exclusion is to make clear, with respect to corporate elections, that Rule 14a-8 is not the proper means for conducting elections or effecting reforms in elections of that nature, since other proxy rules . . . are applicable thereto." Exchange Act Release No. 12598 (July 7, 1976).

In Exchange Act Release No. 56914, at n.56 (Dec. 6, 2007), the Commission acknowledged the Staff's position that "a proposal relates to 'an election for membership on the company's board of directors or analogous governing body' and, as such, is subject to exclusion under Rule 14a-8(i)(8) if it could have the effect of . . . questioning the competence or business judgment of one or more directors." The Commission codified this interpretation in 2010 by adopting amendments to Rule 14a-8(i)(8) to expressly allow for the exclusion of a proposal that "[q]uestions the competence, business judgment, or character of one or more nominees or directors." Exchange Act Release No. 62764 (Aug. 25, 2010).

Although the Proposal may initially appear to be facially neutral, the operation of the Proposal and the language of the supporting statement demonstrate that the Proposal is yet another effort by the Proponent to circumvent the Commission's rules and utilize Rule 14a-8 to unseat and question the business judgment of two directors against whom the Proponent has campaigned and whose credentials and capabilities the Proponent has repeatedly openly questioned.

As set forth below, the Staff has consistently concurred in the exclusion of shareowner proposals that are intended to or operate to question the competence and business judgment of particular directors nominated for reelection at the annual meeting. Thus, we believe that the Proposal is excludable from the 2013 Proxy Materials in reliance on Rule 14a-8(i)(8) as relating to the election of a director to the Board.

II. The Proposal And The Supporting Statement Relate To The Election of Specific Directors.

The Proposal is a thinly veiled attempt to question the competence and business judgment of Ms. Jung and Ms. Fudge, and to remove them from the Board. Although the Proposal does not mention their names, the Proponent (1) refers to this goal in the supporting statement, (2) as discussed in subsequent sections of this letter, repeatedly has attempted to use the shareowner proposal process to accomplish this, and (3) has expressly stated this goal at the Company's annual meetings and in correspondence. A review of the Company's directors, their years of service, and the manner in which the Proposal would operate demonstrates that the Proposal has "the effect of . . . questioning the competence or business judgment of one or more directors" and therefore relates to the election of these two directors.

While phrased as addressing term limits, the Proposal does not seek to impose neutral or impartial term limits on the Board. Instead, the Proposal imposes term limits only on independent directors elected after 1997, and selects a fifteen-year tenure as the cut-off. Not coincidentally, the first two directors to whom these criteria would apply are Ms. Jung and Ms. Fudge. Thus, the "term limits" proposal is contrived to question the qualifications of these two directors. Indeed, the Proposal has no effect on four other directors with more than fifteen years of service because they were elected in or before 1997.

Because the Company's proxy statement identifies the year in which each of its director nominees commenced his or her service on the Board, shareowners considering the Proposal would quickly be able to identify that, by applying a fifteen-year term only to directors whose service commenced after 1997, the first directors who will be impacted by the Proposal are Ms. Jung and Ms. Fudge. This effect is demonstrated by the following table, which lists each of the Company's current non-management directors, the year during which each became a director, and the number of years of service the director will have completed as of April 24, 2013, the expected date of the Company's 2013 Annual Meeting of Shareowners.

General Electric Company Directors		
Name	**Year Elected**	**Years of Service as of April 24, 2013**
Douglas A. Warner III	1992	20
Roger S. Penske	1994	18
Sam Nunn	1997	16
James I. Cash, Jr.	1997	15
Andrea Jung	1998	14
Ann M. Fudge	1999	13
Rochelle B. Lazarus	2000	12
Ralph S. Larsen	2002	10
Alan G. Lafley	2002	10
Robert J. Swieringa	2002	10
Robert W. Lane	2005	7
Susan Hockfield	2006	6
James J. Mulva	2008	5
W. Geoffrey Beattie	2009	3

James S. Tisch	2010	2
Marjin E. Dekkers	2012	<1
John J. Brennan	2012	<1

Further, the Proponent's language in the supporting statement evidences the intention to challenge the continued service of Ms. Jung and Ms. Fudge as directors. The supporting statement mentions that "when the Board Chairman or the Nominating and Governance Committee refuses to accept the resignation of directors who are required to submit them by governance bylaws, the shareowner's voice and interests are effectively ignored." Here, the Proponent is referencing the provision in the Company's Governance Principles that requires a director to tender his or her resignation when his or her principal occupation or job responsibilities change significantly during his or her tenure as a director,[1] which the Proponent has argued in the past should have resulted in Ms. Jung's and Ms. Fudge's resignation from the Board. Specifically, as discussed in Part III of this letter, in 2008 and 2009 the Proponent submitted proposals that sought to use this resignation policy as a basis for the removal of Ms. Fudge. At the Company's 2008 Annual Meeting of Shareowners, the Proponent stated that he had sought to remove Ms. Fudge from the Board and "when Ms. Fudge did not submit her resignation, I submitted two proxy proposals to address certain aspects of a GE Board member's performance." As discussed further in Part IV of this letter, in his May 16, 2012 letter to the Company the Proponent asked, "did Director Andrea Jung submit her resignation to the board as required by the bylaws?"

In addition, the Proponent's supporting statement indicates that the Proposal is another attempt to use the shareowner proposal process to question the business judgment and competence of Ms. Jung and Ms. Fudge and to effect their removal from the Board. Specifically, after stating "We need a better Board and the sooner the better," the supporting statement acknowledges that, "[a]lthough the Company has over the past five years

---

[1] The Proponent mistakenly refers to the Company's corporate governance guidelines as the Company's "governance bylaws." The provision in Section 3 of the Governance Principles, addressing qualifications of the Board, reads as follows:

> When a director's principal occupation or job responsibilities change significantly during his or her tenure as a director, that director shall tender his or her resignation for consideration by the nominating and corporate governance committee. The nominating and corporate governance committee will recommend to the board the action, if any, to be taken with respect to the resignation.

repeatedly opposed similar board improvement procedures that were crafted more narrowly than this one, this is still a quite modest proposal to achieve that end." As evident from the design of the Proposal and discussed further in Parts III and IV of this letter, "that end" which the Proponent seeks to achieve is the removal of Ms. Jung and Ms. Fudge from the Board.

The Staff has consistently permitted the exclusion of shareowner proposals that have the effect of questioning the suitability of a specific individual to serve on the Board. The Staff views the proposal and the supporting statement together in making this consideration. *See Brocade Communication Systems, Inc.* (avail. Jan. 31, 2007); *Exxon-Mobil Corp.* (avail. Mar. 20, 2002); *AT&T Corp.* (avail. Feb. 13, 2001); *Honeywell International Inc.* (avail. Mar. 2, 2000) (in each case, the Staff concurred that exclusion of the proposal was proper under Rule 14a-8(i)(8), noting that "the proposal, together with the supporting statement" appeared to "question the business judgment" of a board member or members).

The Staff has concurred in the exclusion of a proposal on this basis even where the proposal did not explicitly state the director's name. In *PepsiCo, Inc.* (avail. Feb. 1, 1999), the company received a shareowner proposal requesting that the board of directors "establish a policy that board members shall submit a resignation if their individual professional responsibilities change through ouster, or resignation due to shareholder pressure." Although in *PepsiCo*, the proponent phrased the proposal to appear broad and generic, the supporting statement indicated that the proposal was directed against two incumbent directors, noting that the company's board included "two CEOs who were ousted from their own places of employment. We believe that directors should submit a resignation under circumstances such as these." In concurring that the proposal in *PepsiCo* was excludable under Rule 14a-8(i)(8), the Staff noted that "the proposal, together with the supporting statement, appears to question the ability of two members of the board who PepsiCo indicates will stand for reelection at the upcoming annual meeting to fulfill the obligations of directors."

The facts here are substantially similar to those in *PepsiCo*. The Proposal, without naming any directors, proposes a 15-year term limit only on independent directors elected after 1997. Here, as in *PepsiCo*, the Proponent has constructed the wording of the Proposal so that it appears to be facially neutral. However, when viewed together with the language in the supporting statement and the actual logistics of the Proposal, it is clear that the Proposal targets Ms. Fudge and Ms. Jung. First, the only two directors that would be ousted by the proposed policy at or shortly after its proposed effective date would be Ms. Fudge and Ms. Jung. Second, the supporting statement calls out directors whom the Proponent believes should have submitted their resignation to the board as required by the "governance bylaws"; the Proponent has identified these directors in past proposals and correspondence with the Company, as discussed in Parts III and IV of this letter. Finally, the Proposal's supporting statement announces that "the Company has over the past five years repeatedly opposed similar board improvement procedures that were more narrowly crafted than this one." Indeed, the Proponent's past proposals were more "narrowly crafted" as they directly called out Ms. Fudge. This statement, read in conjunction with the Proponent's past efforts of "board improvement," evidences the clear intent and operation of this Proposal.

This case is unlike *The Black & Decker Corp.* (avail. Jan. 26, 1998), where the Staff did not concur in the exclusion of a proposal under the predecessor to Rule 14a-8(i)(8). In 1997, the Staff allowed exclusion of a proposal requesting that Black and Decker "require that an independent director who was not formerly the chief executive of the company serve as chair of the board." The supporting statement for the 1997 proposal named Nolan Archibald, Black and Decker's chief executive officer, as the person to be precluded from the board. The Staff allowed for the exclusion of this proposal under the predecessor to Rule 14a-8(i)(8). *See Black & Decker Corp.* (avail. Jan. 21, 1997). In 1998, however, the same proposal was submitted without the accompanying supporting statement singling out Nolan Archibald. *See The Black & Decker Corp.* (avail. Jan. 26, 1998). The Staff concurred that the proposal could be excluded unless revised so that it did not apply to the chief executive officer during the term of his employment contract, which provided that he would serve as chairman of the company's board. Thus, in the 1998 case, the proposal did not operate to question the election of a particular director and the supporting statement did not indicate that the proposal was targeted to effect specific changes in the composition of the Board. Moreover, the proposal, if implemented, would not have affected the ability of the company's chief executive officer to be elected as a director, but instead addressed only his ability to serve as chairman of the board. In contrast, the Proposal here operates so as to single out only two of six directors that would exceed a fifteen year term limit at or shortly after the Proposal's implementation, and the supporting statement indicates that the Proposal is a means to achieve a specific objective in the composition of the Company's Board.

As in *PepsiCo* and as addressed below, the Proposal and supporting statement are designed to, indicate an intention to, and therefore "could have the effect of . . . questioning the competence or business judgment of one or more directors." Accordingly, we request that the Staff concur in our view that the Proposal can be excluded under Rule 14a-8(i)(8).

III. The Proponent's Previous Proposals

The Proponent's past proposals submitted to the Company do not try to hide the Proponent's animus toward Ms. Fudge, a current Director on the Company's Board.

A. Proponent's 2008 Proposal

On September 21, 2007, the Company received a letter from the Proponent containing two shareowner proposals for inclusion in the Company's 2008 proxy materials, entitled "AFA" and "AFB" (for "Ann Fudge A" and "Ann Fudge B"), copies of which are attached to this letter as Exhibit B. Proposal "AFA"[2] states:

> RESOLVED: That Section 3. Qualifications of the Company's Governance Principles which states "Directors should offer their resignation in the event of any significant change in their personal circumstances, including a change in their principal job responsibilities," will hereafter be interpreted to mean, inter alia, that any director who, for any reason other than normal retirement, no longer remains in the executive position held at the time of initial election, or a substantially similar or higher office, must resign immediately from the GE Board unless all other directors by secret ballot unanimously vote to refuse to accept the resignation and the Board then provides a written, public explanation of the reasons for its stance.

The supporting statement to "AFA" states:

> COMMENT: Certainly we should expect that our directors should be able to devote sufficient time to fulfill their Board duties. But our Board also should not countenance serial instances of arguable "job failure" or burnout by our directors ... however it may be spun for the public. We need the informed insights of the best people engaged in activities reasonably related to the conduct of the Company. We do not require individuals marching to a distant, different drummer providing the beat for bicycling in Europe, practicing yoga, reading ... or even writing ... short stories, or learning to yodel. In short, we don't need Ann Fudge.

Each of these proposals were clearly addressed to Ms. Fudge's service on the Board and, as discussed above, AFA sought to establish a system that would have required her resignation from the Board.[3]

---

[2] In response to a deficiency notice from the Company pointing out that the Proponent was allowed to submit only one proposal, proposal "AFA" was withdrawn and resubmitted on October 14, 2007 by the Proponent's daughter Lauren Rocheleau.

[3] The Staff allowed the proposals to be excluded from the Company's proxy materials in reliance on Rule 14a-8(c) and thus did "not [find] it necessary to address the alternative basis for omission upon which GE relies." *General Electric Co.* (avail. Jan. 10, 2008).

B. 2009 Proposal Submitted By Proponent's Daughter

By letter dated September 5, 2008, Lauren Rocheleau, the Proponent's daughter, submitted another shareowner proposal for inclusion in the 2009 Proxy Materials, which is attached hereto as Exhibit C. The proposal reads similarly to the 2008 "AFA" proposal:

> RESOLVED: That the Company's Governance Principle set forth in Section 3. Qualifications to the effect that "Directors should offer their resignation in the event of ANY significant change in their personal circumstances, including a change in their principal job responsibilities." [emphasis added by Proponent], will, effectively immediately, be read to require that any director who, for any reason other than a readily recognizable normal retirement, no longer remains in the executive position held at the time of initial election, or a substantially similar position or higher office with the same or an equivalent employer (including such positions outside the corporate world), resign immediately from the GE Board. If all other directors unanimously vote by secret ballot to refuse such resignation, and the Board then provides a written, public explanation for its vote, the director in question may remain if he or she so decides.

The supporting statement to this proposal again singles out director Ann Fudge:

> COMMENT: Our Company's interpretation of Governance Principle 3. Qualifications, insofar as it applied to Director Ann Fudge was at best a tortured reading of the English language and at worst an endorsement of poor performance. That is the antithesis of good governance. Director Fudge's so-called "retirement" from Y&R in 2006 stands in sharp contrast to the situation of Director Lazarus whose announced 2008 retirement is well-earned and the source of favorable press commentary. Accordingly, we should take the necessary steps to extirpate instances of the former from the ranks of our Directors and retain examples of the latter as long as we properly may. Once besmirched is enough.

The Staff concurred in the exclusion of the proposal pursuant to Rule 14a-8(i)(8). *General Electric Co.* (avail. Jan. 29, 2009).

IV. Proponent's Past Comments About Directors Ann Fudge And Andrea Jung

The Proponent has a history of animus toward Directors Ann Fudge and Andrea Jung. Over the past five years, the Proponent has made derogatory public statements about these Directors at almost every annual meeting.

A. Proponent's Comments At The 2008 Annual Meeting

In the Question and Answer portion of the Company's 2008 Annual Meeting, the Proponent fielded several complaints about Director Ann Fudge. The transcript of the 2008 Annual Meeting is attached as Exhibit D. The Proponent stated that "in February 2001 Ms. Fudge just walked away from the Kraft position, but remained on GE's Board, not entirely to my satisfaction" and that he "sought to remove her from the Board." The Proponent also admits that "when Ms. Fudge did not submit her resignation, I submitted two proxy proposals to address certain aspects of a GE Board member's performance."

B. Proponent's Comments At The 2010 Annual Meeting

At the Company's 2010 Annual Meeting, the Proponent expressed that he wanted to address "inadequacies" in the Company Board's "composition." Exhibit E. The Proponent went on to speak about a current director who was an executive vice president of Kraft and that though he voted for her election to the Board of Overseers of Harvard University, "[he does] not believe she should continue on our GE board." Ann Fudge is the only Director on the Company's Board who previously held an executive position at Kraft. She is also the only Director who was elected to the Board of Overseers of Harvard University that year.

C. Proponent's Comments At The 2011 Annual Meeting

At the Company's 2011 Annual Meeting, the Proponent again spoke about improving the Board composition. Exhibit F. Alluding to Ms. Jung's and Ms. Fudge's business backgrounds, he also asserted that the Company should not "retain a cadre of consumer marketing mavens."

D. Proponent's Comments At The 2012 Annual Meeting

Most recently, the Proponent's actions suggest that he still holds his animus towards Ms. Fudge and has additional concerns with Ms. Jung. At the 2012 Annual Meeting, he stated "[D]irector Fudge's continuing presence on our Board is somewhere between lamentable and risible, so I voted my 17,000 shares against her. Director Jung's position has become increasingly questionable." Exhibit G.

E. Proponent's Letter To A Company Executive

By letter dated May 16, 2012, the Proponent wrote to Trevor Schauenberg, the Company's Vice President of Investor Relations, resuming his line of questioning at the 2012 Annual Meeting. Exhibit H. The Proponent asked, "Did Director Andrea Jung submit her resignation to the [B]oard as required by the bylaws?"[4]

CONCLUSION

Based upon the foregoing analysis, we respectfully request that the Staff concur that it will take no action if the Company excludes the Proposal from its 2013 Proxy Materials.

We would be happy to provide you with any additional information and answer any questions that you may have regarding this subject. Correspondence regarding this letter should be sent to shareholderproposals@gibsondunn.com. If we can be of any further assistance in this matter, please do not hesitate to call me at (202) 955- 8671 or Lori Zyskowski, the Company's Executive Counsel, Corporate, Securities and Finance, at (203) 373-2227.

Sincerely,



Ronald O. Mueller

Enclosures

cc: Lori Zyskowski, General Electric Company
Dennis W. Rocheleau

101410800.7

[4] As stated in footnote 1 to this letter, the Proponent mistakenly refers to the Company's Governance Principles as its governance "bylaws."

GIBSON DUNN

<u>**EXHIBIT A**</u>

October 12, 2012

Brackett B. Denniston III, Secretary
General Electric Company
3135 Easton Turnpike
Fairfield, CT 06828

Dear Mr. Denniston:

Complying with the instruction on p. 53 of the 2012 proxy statement, I am submitting the attached shareowner proposal in accordance with the SEC's Rule 14a-8 for inclusion in GE's 2013 proxy statement. I own enough shares to meet the SEC's standards and I intend to own them through the date of next year's annual meeting. Most of my shares are held by UBS (see most recent statement attached) and the others are held in my General Electric DRIP account # OMB Memorandum administered by BNY Mellon.

Sincerely,



Dennis W. Rocheleau

*** FISMA & OMB Memorandum M-07-16 ***

Resolved: That the stockholders of General Electric, assembled in annual meeting in person and by proxy, hereby request the Board of Directors to take the necessary steps to adopt procedures that mandate that, effective 6/1/13, no current independent director initially elected to the board after 1997, but prior to 2014, shall be eligible for re-nomination and re-election after he or she has completed 15 years of board service. Those same procedures shall provide that any independent director initially elected to the board in 2014 or thereafter shall be ineligible for re-nomination and re-election after 10 years of board service.

Statement: Term limits apply to the President of the United States and are in effect for directors at a number of Fortune 500 firms. Our Board has countenanced lackluster company stock price performance over the past 5 and 10 year periods, when compared to the S&P 500. When measured against the top 50 large cap performers over those time periods, GE's results are even less impressive. Yet long and short-term compensation for Company executives and Directors have been robust to say the least...while shareowners in the past five years have seen the stock price fall substantially and the dividend dramatically diminished. Moreover, when the Board Chairman or the Nominating and Governance Committee refuses to accept the resignation of directors who are required to submit them by governance bylaws, the shareowner's voice and interests are effectively ignored. We need a better Board and the sooner the better. Although the Company has over the past five years repeatedly opposed similar board improvement procedures that were more narrowly crafted than this one, this is still a quite modest proposal to achieve that end. As such, it deserves shareowner support. I urge you to vote "YES" and thank you for your consideration.

Page 21 redacted for the following reason:

*** FISMA & OMB Memorandum M-07-16 ***

DENNIS ROCHELEAU

*** FISMA & OMB Memorandum M-07-16 ***

STAMFORD CT 068

30 OCT 2012 PM 2 5 L





Brackett B. Denniston, III
Secretary GE Company
3135 Easton Turnpike
Fairfield,
CT 06828





Lori Zyskowski
Executive Counsel
Corporate, Securities & Finance

General Electric Company
3135 Easton Turnpike
Fairfield, CT 06828

T (203) 373-2227
F (203) 373-3079

lori.zyskowski@ge.com

October 18, 2012

VIA OVERNIGHT MAIL
Mr. Dennis Rocheleau

*** FISMA & OMB Memorandum M-07-16 ***

Dear Mr. Rocheleau:

I am writing on behalf of General Electric Co. (the "Company"), which received on October 16, 2012 your shareowner proposal regarding director term limits for consideration at the Company's 2013 Annual Meeting of Shareowners (the "Proposal").

The Proposal contains certain procedural deficiencies, which Securities and Exchange Commission ("SEC") regulations require us to bring to your attention. Rule 14a-8(b) under the Securities Exchange Act of 1934, as amended, provides that shareholder proponents must submit sufficient proof of their continuous ownership, together with shares owned by any co-filers who provide sufficient proof of ownership, of at least $2,000 in market value, or 1%, of a company's shares entitled to vote on the proposal for at least one year preceding and including the date the shareholder proposal was submitted (October 12, 2012). The Company's stock records do not indicate that you are the record owner of sufficient shares to satisfy this requirement. In addition, to date we have not received adequate proof that you have satisfied this requirement. Under SEC staff guidance, the UBS account statement that you provided with the Proposal does not satisfy this requirement. To remedy this defect, you must submit sufficient proof of your ownership of the requisite number of Company shares. As explained in Rule 14a-8(b) and subsequent SEC staff guidance, sufficient proof must be in the form of:

(1) an affirmative written statement from the "record" holder of your shares (usually a broker or a bank) specifically verifying that you continuously held the requisite number of Company shares for at least the one-year period preceding and including the date the Proposal was submitted (October 12, 2012); or
(2) if you have filed with the SEC a Schedule 13D, Schedule 13G, Form 3, Form 4 or Form 5, or amendments to those documents or updated forms, reflecting your ownership of the requisite number of Company shares as of or before the date on which the one-year eligibility period begins, a copy of the schedule and/or

form, and any subsequent amendments reporting a change in the ownership level and a written statement that you continuously held the requisite number of Company shares for the one-year period.

If you demonstrate ownership by submitting a written statement from the "record" holder of your shares as set forth in (1) above, please note that most large U.S. brokers and banks deposit their customers' securities with, and hold those securities through, the DTC, a registered clearing agency that acts as a securities depository (DTC is also known through the account name of Cede & Co.). Under SEC Staff Legal Bulletin No. 14F, only DTC participants are viewed as record holders of securities that are deposited at DTC. You can confirm whether your broker or bank is a DTC participant by asking your broker or bank or by checking DTC's participant list, which is available at http://www.dtcc.com/downloads/membership/directories/dtc/alpha.pdf. In these situations, shareholders need to obtain proof of ownership from the DTC participant through which the securities are held, as follows:

- If your broker or bank is a DTC participant, then you need to submit a written statement from your broker or bank verifying that you continuously held the requisite number of Company shares for at least the one-year period preceding and including the date the Proposal was submitted (October 12, 2012).

- If your broker or bank is not a DTC participant, then you need to submit proof of ownership from the DTC participant through which the shares are held verifying that you continuously held the requisite number of Company shares for at least the one-year period preceding and including the date the Proposal was submitted (October 12, 2012). You should be able to find out the identity of the DTC participant by asking your broker or bank. If your broker is an introducing broker, you may also be able to learn the identity and telephone number of the DTC participant through your account statements, because the clearing broker identified on your account statements will generally be a DTC participant. If the DTC participant that holds your shares is not able to confirm your individual holdings but is able to confirm the holdings of your broker or bank, then you need to satisfy the proof of ownership requirements by obtaining and submitting two proof of ownership statements verifying that, for at least the one-year period preceding and including the date the Proposal was submitted (October 12, 2012), the requisite number of Company shares were continuously held: (i) one from your broker or bank confirming your ownership, and (ii) the other from the DTC participant confirming the broker or bank's ownership.

The SEC's rules require that your response to this letter be postmarked or transmitted electronically no later than 14 calendar days from the date you receive this letter. Please address any response to me at General Electric Company, 3135 Easton Turnpike, Fairfield, CT 06828. Alternatively, you may transmit any response by facsimile to me at (203) 373-3079.

If you have any questions with respect to the foregoing, please contact me at (203) 373-2227. For your reference, I enclose a copy of Rule 14a-8 and Staff Legal Bulletin No. 14F.

Sincerely,

Lori Zyskowski

Lori Zyskowski

Enclosures



Lori Zyskowski
Executive Counsel
Corporate, Securities & Finance

General Electric Company
3135 Easton Turnpike
Fairfield, CT 06828

T (203) 373-2227
F (203) 373-3079

lori.zyskowski@ge.com

October 24, 2012

VIA OVERNIGHT MAIL
Mr. Dennis Rocheleau

*** FISMA & OMB Memorandum M-07-16 ***

Dear Mr. Rocheleau:

I am writing on behalf of General Electric Company (the "Company") to acknowledge that the Company received confirmation of the number of shares held in your Dividend Reinvestment Account today, October 24, 2012. This confirmation satisfies your deficiency pertaining to your recently submitted sharehowner proposal.

If you have any questions with respect to the foregoing, please contact me at (203) 373-2227.

Sincerely,

Lori Zyskowski



Lori Zyskowski
Executive Counsel
Corporate, Securities & Finance

General Electric Company
3135 Easton Turnpike
Fairfield, CT 06828

T (203) 373-2227
F (203) 373-3079

lori.zyskowski@ge.com

October 24, 2012

VIA OVERNIGHT MAIL
Mr. Dennis Rocheleau

*** FISMA & OMB Memorandum M-07-16 ***

Dear Mr. Rocheleau:

I am writing on behalf of General Electric Company (the "Company") to acknowledge that the Company received confirmation of the number of shares held in your Dividend Reinvestment Account today, October 24, 2012. This confirmation satisfies your deficiency pertaining to your recently submitted sharehowner proposal.

If you have any questions with respect to the foregoing, please contact me at (203) 373-2227.

Sincerely,

Lori Zyskowski

10/25/12

CHRIS – WHILE I APPRECIATE THE PROMPTITUDE, REGULAR MAIL WOULD HAVE BEEN OK AND SPARED A COST-CHALLENGED COMPANY (SEE RECENT FROM LYNCH COMPANY BENEFITS CUT LETTER) A PENNY OR TWO. THE OTHER ISSUE, OF COURSE IS THE "INELEGANCE" OF THIS DEFICIENCY PROCESS. I'M BEGINNING TO FEEL A BIT "PICKED UPON", BUT I RECOGNIZE YOU COULD VERY WELL FEEL THE SAME WAY AS YOU CONTINUE TO TAKE A BULLET FOR THE TEAM AND THE STANDARDS OF COUNTRY CLUB CIVILITY.

BEST REGARDS,
DENNIS

P.S. DID YOU SEE THE [illegible] [illegible] [illegible] YORE? KILLER!!

Dennis Rocheleau

ISMA & OMB Memorandum M-07-16 ***

STAMFORD CT 068

25 OCT 2012 PM 26 T



Chris Pereira, Esq
W3
GE HQ
Fairfield,
CT 06828



Lori Zyskowski
Executive Counsel
Corporate, Securities & Finance

General Electric Company
3135 Easton Turnpike
Fairfield, CT 06828

T (203) 373-2227
F (203) 373-3079

lori.zyskowski@ge.com

*** FISMA & OMB Memorandum M-07-16 ***

October 18, 2012

VIA OVERNIGHT MAIL

Mr. Dennis Rocheleau

*** FISMA & OMB Memorandum M-07-16 ***

*** FISMA & OMB Memorandum M-07-16 ***

Dear Mr. Rocheleau:

I am writing on behalf of General Electric Co. (the "Company"), which received on October 16, 2012 your shareowner proposal regarding director term limits for consideration at the Company's 2013 Annual Meeting of Shareowners (the "Proposal").

The Proposal contains certain procedural deficiencies, which Securities and Exchange Commission ("SEC") regulations require us to bring to your attention. Rule 14a-8(b) under the Securities Exchange Act of 1934, as amended, provides that shareholder proponents must submit sufficient proof of their continuous ownership, together with shares owned by any co-filers who provide sufficient proof of ownership, of at least $2,000 in market value, or 1%, of a company's shares entitled to vote on the proposal for at least one year preceding and including the date the shareholder proposal was submitted (October 12, 2012). The Company's stock records do not indicate that you are the record owner of sufficient shares to satisfy this requirement. In addition, to date we have not received adequate proof that you have satisfied this requirement. Under SEC staff guidance, the UBS account statement that you provided with the Proposal does not satisfy this requirement. To remedy this defect, you must submit sufficient proof of your ownership of the requisite number of Company shares. As explained in Rule 14a-8(b) and subsequent SEC staff guidance, sufficient proof must be in the form of:

(1) an affirmative written statement from the "record" holder of your shares (usually a broker or a bank) specifically verifying that you continuously held the requisite number of Company shares for at least the one-year period preceding and including the date the Proposal was submitted (October 12, 2012); or

(2) if you have filed with the SEC a Schedule 13D, Schedule 13G, Form 3, Form 4 or Form 5, or amendments to those documents or updated forms, reflecting your ownership of the requisite number of Company shares as of or before the date on which the one-year eligibility period begins, a copy of the schedule and/or

DENNIS ROCHELEAU

*** FISMA & OMB Memorandum M-07-16 ***

STAMFORD CT 068
25 OCT 2012 PM 25 T



Lori Zyskowski, ESQ
W3
GE Wagons
3135 Easton Turnpike
Fairfield, CT 06828

GIBSON DUNN

EXHIBIT B

September 21, 2007

Brockett B. Denniston, Secretary
General Electric Company
3135 Easton Turnpike
Fairfield, CT 06828

Dear Brockett:

Following up on our earlier dialogue, and that which I had with Mike McAlevey on September 12, I submit the attached two proposals for inclusion in next year's proxy statement.

My approach may be a bit of a blunt instrument, but I am very much offended by Ms. Fudge's continuing presence on our Board. As I have said previously, I am not attacking her integrity, her decency, or her willingness to devote time to our Board. What I am asserting is that she is a relative lightweight and if she were white, she would never have been nominated. This, in my opinion, is not the first time GE's devotion to diversity or political correctness has proved to be wrongheaded and violative of "The Letter and the Spirit" standards.

Sincerely,



Dennis W. Rocheleau

*** Redacted - FISMA ***

SHAREHOLDER PROPOSAL #AFA

RESOLVED: That Section 3. Qualifications of the Company's Governance Principles which states "Directors should offer their resignation in the event of any significant change in their personal circumstances, including a change in their principal job responsibilities." will hereafter be interpreted to mean, inter alia, that any director who, for any reason other than normal retirement, no longer remains in the executive position held at the time of initial election, or a substantially similar or higher office, must resign immediately from the GE Board unless all other directors by secret ballot unanimously vote to refuse to accept the resignation and the Board then provides a written, public explanation of the reasons for its stance.

COMMENT: Certainly we should expect that our directors should be able to devote sufficient time to fulfill their Board duties. But our Board also should not countenance serial instances of arguable "job failure" or burnout by our directors ... however it may be spun for the public. We need the informed insights of the best people engaged in activities reasonably related to the conduct of the Company. We do not require individuals marching to a distant, different drummer providing the beat for bicycling in Europe, practicing yoga, reading ... or even writing ... short stories, or learning to yodel. In short, we don't need Ann Fudge.

SHAREHOLDER PROPOSAL #AFB

RESOLVED: Prior to the annual nomination and election of directors, the Board's NGC will specifically review the performance of all directors who have served for more than 8 years on our Board. If only one director meets that standard, he or she will not be recommended unless the entire Board unanimously votes by secret ballot to endorse that member's candidacy. If more than one director so qualifies, the NGC will force rank the directors and the bottom rated candidate will not be re-nominated.

COMMENT: Insufficient dynamism is an unhealthy byproduct of a "once elected you stay until you resign or reach 74" reality that abides with respect to the outside directors on our Board. In a Company that apparently embraces an executive culture of "grow or go", "rank and yank", and "a little angst improves performance", its Board ought to practice what it countenances. The argument that we always get it right in our initial selection of directors defies the laws of statistics ... and our history.

GIBSON DUNN

EXHIBIT C

RECEIVED
SEP 09 2008
B. B. DENNISTON III

September 5, 2008

Brackett B. Denniston III, Secretary
General Electric Company
3135 Easton Turnpike
Fairfield, CT 06828

Dear Mr. Denniston:

In accordance with the provision set forth on page 44 of the 2008 Proxy Statement, I would like to submit the attached shareowner proposal for inclusion in next year's Proxy Statement. I believe I meet the SEC criteria for submission and intend to hold my current shares through the date of the 2009 Annual Meeting. If, however, I am wrong in that regard, please so inform me promptly.

Thank you very much.

Sincerely,



Lauren M. Rocheleau

*** FISMA & OMB Memorandum M-07-16 ***

SHAREOWNER PROPOSAL OF LAUREN M. ROCHELEAU

RESOLVED: That the Company's Governance Principle set forth in Section 3. Qualifications to the effect that "Directors should offer their resignation in the event of ANY significant change in their personal circumstances, including a change in their principal job responsibilities." (emphasis added), will, effective immediately, be read to require that any director who, for any reason other than a readily recognizable normal retirement, no longer remains in the executive position held at the time of initial election, or a substantially similar position or higher office with the same or an equivalent employer (including such positions outside the corporate world), resign immediately from the GE Board. If all other directors unanimously vote by secret ballot to refuse such resignation, and the Board then provides a written, public explanation for its vote, the director in question may remain if he or she so decides.

COMMENT: Our Company's interpretation of Governance Principle 3. Qualifications, insofar as it applied to Director Ann Fudge was at best a tortured reading of the English language and at worst an endorsement of poor performance. That is the antithesis of good governance. Director Fudge's so-called "retirement" from Y&R in 2006 stands in sharp contrast to the situation of Director Lazarus whose announced 2008 retirement is well-earned and the source of favorable press commentary. Accordingly, we should take the necessary steps to extirpate instances of the former from the ranks of our Directors and retain examples of the latter as long as we properly may. Once besmirched is enough.

*** FISMA & OMB Memorandum M-07-16 ***

NEW YORK NY 100

05 SEP 2008 PM 3 L



Brackett B. Denniston III, Secretary
General Electric Company
3135 Eastern Turnpike
Fairfield, CT 06828

FWD

06828+0000



GIBSON DUNN

EXHIBIT D

Remarks of Dennis Rocheleau at last year's Annual meeting (Excerpt from 2008 Transcript):

MR. DENNIS ROCHELEAU, shareowner: I'm a GE retiree and Kevin is correct, I do have a good pension and I appreciate the Company's stewardship thereof. Second, I echo your comments about the nature of the Erie community and the GE management team at Transportation, but I want to give a special shout out to UE Locals 506 and 618, and leaders like Frank Busko and Pat Rafferty. [Applause]

Third, I do have a complaint. In the aftermath of the Enron scandal, the enactment of Sarbanes-Oxley and a period of renewed emphasis on corporate governance, General Electric adopted a Corporate Governance Principle Number 3 that states in pertinent part: "Directors should offer their resignation in the event of any significant change in their personal circumstances, including a change in their principal job responsibilities." When I sought to bring this governance principle before the shareowners for open discussion of its application and implications, General Electric slammed the door.

Here are the salient facts: In 1999 Ms. Ann Fudge was elected a Director of GE. At the time she worked for Kraft and in 2000 was named a Group Vice President of Kraft Foods. In February 2001 Ms. Fudge just walked away from the Kraft position, but remained on GE's Board, not entirely to my satisfaction. Ms. Fudge returned to the business world in May 2003 as Chairman and CEO of Young & Rubicam Brands and Y&R, its ad agency. In early August 2006 Ms. Fudge lost her Y&R CEO position and in November of 2006, Ms. Fudge announced her "retirement" from Young & Rubicam Brands effective at year end. Ms. Fudge, then age 55, who had worked less than four years at Young & Rubicam Brands, said she would focus on nonprofit work. Not wanting GE to become a nonprofit she might focus on, I sought to remove her from the Board. My internal efforts to develop a dialogue with GE and gather data were effectively stonewalled by GE. When Ms. Fudge did not submit her resignation I submitted two proxy proposals to address certain aspects of a GE Board member's performance.

I failed on two counts. My attempt to cure both defects was aggressively challenged by the Company and an outside Washington, D.C. law firm, Gibson, Dunn & Crutcher, and that challenge was upheld by the SEC. Last October our previous Chairman, Jack Welch, said in Business Week that "Boards frequently tolerate troublesome performance from one or two of their own. It's simply too time consuming or impolitic to eradicate." As my appearance here today suggests, I've got the time, and political correctness holds little appeal for me. Inspired by Edmund Burke who said, "It is not what a lawyer tells me I may do, but what humanity, reason and justice tell me I ought to do," I will try again next year to bring these matters before you. Better yet, I hope the Board responding to your leadership, Mr. Immelt, will properly apply the governance principles before we meet again. Thank you. [Applause]

CHAIRMAN IMMELT: Thank you, Dennis. Ann Fudge is an outstanding Director and I believe we're very lucky to have her on the Board.

GIBSON DUNN

EXHIBIT E

Remarks of Dennis Rocheleau at 2010 Annual Meeting - during Q & A period

Jeff: Yes, sir. Yes, microphone number two. Dennis, how are you?

Dennis Rocheleau: Fine, Jeff. Pleasure to be here. My name is Dennis Rocheleau. In the interest of full disclosure I am the father of Lauren Rocheleau and proud to be so. For three years running I have attended these meetings and used this forum to address inadequacies I see in our board's composition and performance. My effectiveness in that regard has been stymied in part because GE has vigorously fought my proxy submissions by having its outside law firm file extensive and legally creative briefs with the SEC. My latest attempt at a proposal argued that the GE board lacked sufficient dynamism. In my opinion, an intelligently aggressive culling of the crop was apparently replaced by stasis, interrupted almost exclusively by either imposition of the codified age standard or the board members' own initiative. For that is the way it is communicated to the public. Changes made to this year's proxy statement with respect to the election of directors are laudable but insufficient in my view. Disturbingly, the company has in effect asserted that a hypothetical director be elected to our board when CEO of his or her Fortune 50 firm could be ignominiously booted from that position in his own company for incompetence and then determine whether to submit his or her resignation to GE's board. Had we elected Rick Wagoner, Franklin Raines, or a Rebecca Marx types for our board a decade ago, I guess they might still be here serving us. Admittedly, that characterization is perhaps hyperbolic but consider this. Putting aside for the moment whether an industrial, technology, financial services company should have one quarter of its board comprised of consumer goods mavens, about a decade ago we elected an executive vice president of Kraft to our board, who then resigned her Kraft post and remained on our board. Later she was removed as CEO and chair of another company after only a few years employment. She is currently not an executive of even a Fortune 500 firm, but serves on several boards including ours. Although I voted for her for the Board of Overseers of Harvard University, I do not believe she should continue on our GE board. Meanwhile, Irene Rosenfeld, the current CEO and chairman of Kraft, is highly regarded, although I should note Jim Kramer demurs. Can you imagine an NBA or an NFL team passing up the opportunity to swap, even up, someone who is best to back up for a current healthy younger all pro and not do it? I cannot. And that's with the compensation being equal. Did the Minnesota Vikings stick with Tavares Jackson when Brett Favre was available? Absolutely not. Because sports is, generally, a performance based meritocracy, not a Fortune 50 corporation seeking politically correct board composition. Just why this unwillingness to address reality might happen at GE I plan to explore in future shareowner meetings. For now I hope you will consider supporting my amended proposal for increased board dynamism, which I have supported, submitted for next year. I recognize it may be a somewhat blunt instrument but a significant affirmative vote may yield mutually beneficial refinements in the proposal and lead to the ultimate passage and adoption of improved board procedures. Thank you and now I have a question.

Are directors in attendance allowed to respond to questions here regarding public comments that they have made about the board's operation? And if not . . . Or about, and the company's operation. And if not, why not?

Jeff: Well, the answer is that I respond, I really answer for the company in this, Dennis. Thank you.

Dennis Rocheleau: Thank you.

GIBSON DUNN

EXHIBIT F

Event ID: 3947860
Event Name: GE Annual Meeting of Shareowners
Event Date: 2011-04-27T16:00:00 UTC

+++ presentation

Jeffrey Immelt: Thank you. So let's move to agenda item number four - balloting. Remember we'll provide an opportunity for discussion on other business matters shortly, but balloting on the items in the proxy statement comes first. If you have a ballot ready to turn it in, please hold it up, and I'll ask the ushers to pick it up from you. Great.

Agenda item number five on the agenda, questions and discussion of other business matters, we've already heard extensive comments on the issues raised in this year's proposals. To be fair we will give other shareowners who haven't had a chance to discuss matters which may be on their minds, so if you wish, please come to the microphones. Is there anyone that wishes to discuss an item? Dennis on mic number one?

Dennis Rocheleau: Thanks, Jeff. In lieu of my proxy proposal I have some comments. This is my fourth consecutive appearance at our annual meeting. I am trying in a common sense way to improve corporate governance and Board composition. Perhaps here in Salt Lake City I can repeat Brigham Young's assessment that this is the place. The current directors are people of considerable ability and accomplishment. I seek not the Board's total or sweeping reconstitution, rather I suggest modest but important refinements.

In my view, three elements must always be central to our Board's composition and conduct. First, each director must be of the highest character, integrity and credibility. If ever a director's personal or professional performance becomes besmirched in any way, he or she, like any underperforming GE employee, must be encouraged to flourish elsewhere.

It may be difficult to define in advance any such reputational fall from grace, but anyone with reasonable analytic skills will quite easily recognize such a failure when it occurs. The Board needs to sharpen its sensibilities and oversight in this regard.

Second, our Board must have an outstanding record of professional achievement in an enterprise directly relevant to ours. For example, if we currently had a trio of media savvy directors why should they remain after the sale of NBCU to Comcast, nor should we retain a cadre of consumer marketing mavens when we have largely exited those businesses. To illustrate my point, where was our Steve Eisman when we needed someone like him to assess properly the level of risk assumed by GE Capital, especially in real estate.

Third, our Board must exhibit a strong, self-renewing capability. Becoming a GE director at age 45 is not a ticket for a quarter century ride, irrespective of performance. Perhaps we ought to examine more critically the possibility of term limits or institute an average tenure tipping point, that is, if the average Board member has 12 or more years of service then the longest tenured director would not be re-nominated.

Apparently my proxy proposal for force ranking all long-term directors with the lowest rated director not being re-nominated was deemed too blunt. Be that as it may, I strongly encourage you to fashion appropriate mechanisms to assure shareholders of the very best Board practicable.

Another idea that might be worthy of your contemplation is a reduction in the number of Board directors. The Company has become smaller and less complex. Paring just two directors would generate annual savings of nearly $1 million, and we would still have plenty of diversity of opinion from the remaining 14 directors.

For the record, I note that from February 2007 until February 2008 GE Commercial Finance added nine new officers. The increase of nearly 40% did not produce a concomitant boost in the unit's performance -- quite the contrary.

Obviously I do not know the answer to this complex question, but I do know that action is needed. In sum, I believe excellent Board performance is more likely to be achieved if we pick directors just as players are picked in professional sports. We shareowners deserve a team that looks more like the Utah Jazz than the next League of Women Voters panel questioning a presidential aspirant like Mitt Romney.

We know if the Jazz or the Celtics or the Lakers are winners by looking at the scoreboard, not by considering what they look like individually. The vaunted redeem team of USA basketball at the Beijing Olympics was composed entirely of African American players, and NBC commentators never bemoaned their lack of diversity - properly so. They were gold medal winners.

I accept the need for collegiality on our Board. What I reject is cronyism and incompetence. It defies reason and experience to believe that a company that occasionally errs in selecting some of its officers from a feedstock it knows intimately would not have a similar record in selecting directors whom it knows primarily by reputation or recommendation.

I do not want an elitist Board that knows all the answers. I want an activist board that that takes courageous action when needed and consistently asks all the right questions. Gretsky-like, they should play where the puck -- not where the puck is, but where it is going to be.

To move that wish from validity to reality requires the leadership of those seated and introduced at the front of this auditorium. Accordingly I sincerely say to the Board, all GE shareowners need your immediate help, for without measurable progress in the next six months, I will resubmit my proposal.

Jeffrey Immelt: Great, thank, Dennis.

Dennis Rocheleau: Thank you.

GIBSON DUNN

EXHIBIT H

May 16, 2012

Trevor Schauenberg
VP-Investor Relations
GE Headquarters E-2
Fairfield, CT 06828

My reaction to the recent shareowners meeting in Detroit was one of general disgust. If GE's annual report letters to shareowners from Jeff Immelt and Ralph Larsen were as forthright and clear as Berkshire-Hathaway's perhaps a small shareowner could pass on one of the few opportunities he has to "get the facts." But my expenditure of several days, time and well over $500 yielded a big zero. To say that Chairman Immelt was "dismissive" of serious questions would not be a gross overstatement. But let me try again to get thoughtful, honest answers to these questions:

1) Did Director Andrea Jung submit her resignation to the board as required by the bylaws? If so, on what date and what was the resolution of that submission?
2) What does the company consider to be the arguments for and against term limits for independent directors?
3) What metrics does the company have in place to make sure that the current stock buyback does not go off the rails as the ill-fated 2008 edition did? (see attached article re J.P. Morgan Chase and also the Berkshire-Hathaway 2011 annual report's letter from Warren Buffett.)

I am in no hurry for a reply; take a couple months if it will allow you to be "responsive."

Sincerely,

Dennis W. Rocheleau

*** FISMA & OMB Memorandum M-07-16 ***